

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 27, 2009

Mr. Bryan G. McGuire
Chief Financial Officer
Brookside Technology Holdings Corp
15500 Roosevelt Blvd
Suite 101
Clearwater, FL 33760

> Re: Brookside Technology Holdings Corp
> Form 10-K for the Fiscal Year Ended December 31, 2008
> Filed March 31, 2009
> Form 10-Q for the Fiscal Quarter Ended June 30, 2009
> Filed August 14, 2009
> File No. 000-52702

Dear Mr. McGuire:

We have reviewed your supplemental response letter dated October 23, 2009 as well as your filing and have the following comments. As noted in our comment letter dated August 19, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note your response to comment two from our letter dated September 28, 2009. However, representations as requested must come from an officer of the company rather than company's counsel. Please revise.

Note 6 –Long-term Debt, page F-18

2. We note your response to comment six from our letter dated September 28, 2009. We also note that the Hilco warrants assumed by Vicis contained a provision that the "warrant Holder will have the right to cause the Company to purchase (the "Put") all (but not less than all) of the Underlying Warrant Stock then in existence" upon the occurrence of an event of default and a change in control. Please revise to account for these warrants as a liability under SFAS 150 based on their fair value as of September 26, 2007 (at

inception of agreement), and additionally adjust for changes in fair value as of each balance sheet date thereafter. Refer to FSP 150-5.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director